

June 27, 2013

Via E-mail
Mr. Martin O'Grady
Chief Financial Officer
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re: Orient-Express Hotels Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-16017**

Dear Mr. O'Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition, page 30

1. In future Exchange Act reports, to the extent you believe current bookings represent a material trend or indicator of future performance, please disclose.

Liquidity and Capital Resources, page 47

Covenant Compliance, page 48

2. We note your disclosure that one of your subsidiaries and two unconsolidated joint venture companies for which you provide guarantees had not complied with certain

financial covenants. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that continued compliance or the consequences of non-compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

Notes to Consolidated Financial Statements

Basis of financial statement presentation, pages 66 to 67

3. We note the significant number of reclassifications to your prior period consolidated statements of cash flows. Please provide to us management's analysis as to whether these were errors in prior year classifications. If these were deemed to be errors, please tell us why management determined that a restatement was not deemed necessary. Please include any materiality analysis performed by management.

18. Commitments and contingencies, page 109

4. We note your disclosure related to legal proceeding arising in the normal course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed future disclosures in your response.

Schedule II – Valuation and Qualifying Accounts, page 141

5. Please describe the general nature of the $40.5 million adjustment during the year ended December 31, 2012 to the valuation allowance for deferred tax assets and specifically clarify the "other accounts" that this adjustment has been charged to.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Mike McTiernan, Assistant Director, at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief